RidePair Inc.

2716 Ocean Park Blvd, Suite 1011

Santa Monica, CA 90405

June 9, 2025

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

Washington, DC 20549

Re: RidePair Inc.

Amendment No. 4 to Offering Statement on Form 1-A

Filed April 22, 2025

File No. 024-12555

To Whom It May Concern:

On behalf of the Company, this letter sets forth the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated May 12, 2025 (the “Comment Letter”) regarding the Staff’s review of the Company’s Amendment No. 4 to its Offering Statement on Form 1-A submitted April 22, 2025 (File No. 024-12555) (the “Filing”). The Company’s responses set forth below correspond to the comments as numbered in the Comment Letter.

Amendment No. 4 to Offering Statement on Form 1-A

Business Plan, page 31

1.	We note your response to prior comment 1 and revisions to page 31. Please provide the basis for your hypothetical on page 31 stating that a driver would get approximately $13.40 per detour and a passenger would receive $6.60.

Response:

In response to the Staff’s comments, after review with special counsel to the Company, the Company has removed references to such information and.

Description of Securities

Preferred Stock

Series B Preferred Stock, page 43

3.	We note your revisions to the description of the Series B Preferred Stock. We also note your disclosure that the first dividend payment will be made in "Series B Preferred Stock." Please revise to clarify whether this reference to "Series B Preferred Stock" is intended to reference the Series B Preferred Stock (“in-kind”).

Response:

In response to the Staff’s comments, the Company has revised its disclosure to make such references to the payment in kind dividend of the Series B Preferred Stock more clear on page 43, and throughout the Filing.

The Company respectfully believes that the proposed modifications to the Filing, and the supplemental information contained herein, are responsive to the Staff’s comments. If you have any questions or would like further information concerning the Company’s responses to your comment letter, please do not hesitate to contact me at (818) 770-5933.

Sincerely,

/s/ Marilu Brassington
Marilu Brassington
Chief Financial Officer